July 21, 2014

VIA EDGAR & FACSIMILE (703-813-6984)
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: National Health Investors, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 18, 2014
File No. 1-10822
Dear Mr. Woody:
On behalf of National Health Investors, Inc. ("NHI" or the “Company”), this is written in response to your letter dated July 8, 2014 regarding the Company's filing referenced above. Our responses are keyed to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2013
Financial Statements
Notes to Consolidated Financial Statements, page 57
1. Please tell us how you have complied with paragraph 29 of ASC 310-10-50.
Company Response
NHI is an equity REIT that invests primarily in real estate properties under long-term, triple-net net arrangements with third party tenants in the long-term care and senior housing industries. We have, on a limited basis, made construction loans, first mortgage loans and mezzanine loans to credit-worthy borrowers who operate in these industries. As background to understanding our mortgage and other notes receivable disclosures, we are providing the information found in Note 4 to our consolidated financial statements which sets forth the recorded investment in our receivables. These mortgage and other notes receivable comprised approximately 4% of total assets on our consolidated balance sheet at December 31, 2013:

“At December 31, 2013, we had investments in mortgage notes receivable with a carrying value of $34,926,000 secured by real estate and UCC liens on the personal property of 11 health care properties and other notes receivable with a carrying value of $27,082,000 guaranteed by significant parties to the notes or by cross-collateralization of properties with the same owner. At December 31, 2012, we had investments in mortgage notes receivable with a carrying value of $68,214,000 and other notes receivable with a carrying value of $16,036,000. No allowance for doubtful accounts was considered necessary at December 31, 2013 and 2012."

Due to the size and nature of our mortgage and other portfolio concentrated among a small number of borrowers, we believe our various disclosures concerning these investments reflect an appropriate condensation of the disclosures meant to address both quantitative and qualitative information under the requirements of paragraph 29 of ASC 310-10-50. Because the objective of paragraph 29 is to inform the reader about credit quality based on management's actual processes for monitoring such information, we believe disclosure about our credit monitoring is appropriately tailored to the individual circumstances of our borrowers, much of it being specifically qualitative in nature. Therefore, we address qualitative and quantitative provisions of paragraph 29 in different areas of our disclosures.

Because of the value of our collateral and other security for our mortgages and other notes, we consider the timeliness of payment from our borrowers in accordance with our contractual agreements to be the best credit quality indicator of our mortgage and other notes portfolio. We describe our qualitative procedures in monitoring the credit quality of our borrowers in Note 1 to the consolidated financial statements as follows:

“Mortgage and Other Notes Receivable - Each quarter, we evaluate the carrying values of our notes receivable on an instrument-by-instrument basis for recoverability when events or circumstances, including the non-receipt of contractual principal and interest payments, significant deteriorations of the financial condition of the borrower and significant adverse changes in general economic conditions, indicate that the carrying amount of the note receivable may not be recoverable.

Aside from timeliness of payment, qualitative elements of this evaluation are not routinely aggregated in any formal manner by us, but instead viewed on an instrument-by instrument basis, and absent any actionable knowledge of quantitative changes, we generally defer to a single indicator in making judgments about our portfolio.

Elsewhere in Note 1 to our consolidated financial statements, we therefore state:
"If a note receivable becomes more than 30 days delinquent as to contractual principal or interest payments, the loan is classified as non-performing, and thereafter we recognize all amounts due when received. If necessary, an impairment is measured as the amount by which the carrying amount exceeds the discounted cash flows expected to be received under the note receivable or, if foreclosure is probable, the fair value of the collateral securing the note receivable

Likewise, we also disclose in Note 1:
"We obtain collateral in the form of mortgage liens and other protective rights and continually monitor these rights in order to reduce such possibilities of loss."

We consider it implicit in our disclosures above that, on the date such information was most recently updated, December 31, 2013, no allowance for doubtful accounts was needed, that our recorded investment in financing receivables included only performing loans and that our portfolio was in compliance with our credit quality indicator (timeliness of payment from our borrowers in accordance with our contractual agreements).
As discussed above, we believe that our various disclosures in Form 10-K comply with the intent of paragraph 29 of ASC 310-10-50 as they would be applied to an equity REIT such as NHI.

Form 10-K/A for the year ended December 31, 2013
Exhibit 99.1
Report of Independent Auditors
2. Please amend your filing to include a signature from the auditors of Holiday AL Holdings LP.
Company Response
On July 21, 2014, the Company filed an amendment to its Form 10-K for the year ended December 31, 2014, to include the audit report with conformed signature from the independent auditors of Holiday AL Holdings LP.

The Company acknowledges that:
the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.
Sincerely,
/s/ Roger R. Hopkins
Roger R. Hopkins, CPA
Chief Accounting Officer
(Principal Financial Officer and
Principal Accounting Officer)